UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2015

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

ISRAEL CHEMICALS LTD.

1.	Immediate Report Regarding the Renewal of Officers’ Insurance Policy

Item 1

October 14, 2015

Renewal of Officers’ Insurance Policy

The Company hereby wishes to announce, in accordance with the Companies Regulations (Mitigations in Transactions with Interested Parties), 5760-2000 (the "Mitigations Regulations"), as follows:

1.	In May 8, 2014, the Company's shareholders approved the directors and officers insurance policy as a three years framework resolution,[1] commencing on the date of listing of the Company's shares on the NYSE, under the conditions specified in Section 4 of the proxy statement published by the Company on April 1, 2014 (reference number: 2014-01-035505) (the "Proxy Statement").
2.	In August 25 and 27, 2015, respectively, the Company’s Compensation Committee and Board of Directors approved the renewal of the insurance policy for officers currently serving or that will serve in the Company from time to time, as well as their liability in their capacity as officers of certain companies to which they have been or will be appointed by the ICL Group or on its behalf, for the period of an additional year, commencing on September 1, 2015 (the "New Policy"). Concurrently with the approval of the Compensation Committee and the Board, the policy that was valid until August 31, 2015 was extended for two additional months, until the satisfaction of a condition relating to the joint tier that will enable to engage in the New Policy. On October 13, 2015, following the satisfaction of the aforementioned condition, the policy was renewed, commencing as of September 1, 2015 until August 31, 2016.
3.	Pursuant to the New Policy the division of the premium amount in the joint tier was changed, in accordance with the Compensation Committee and Board's authorization to approve changes, from time to time, of up to 25% deviation from the original division of the premium amount in the joint tier, so that 70% will be paid by the Company and 30% by the Israel Corporation LTD group ("Israel Corporation"), in accordance with the framework resolution and as further detailed in the Proxy Statement. The insurance policy includes a joint tier with Israel Corporation with a joint liability limit up to $20 million and a separate tier that covers the ICL Group alone for up to $200 million (total policy amount of $220 million). According to the framework resolution, the officers of the ICL group are beneficiaries of both tiers. The Compensation Committee and Board further approved the annual premium under the New Policy in accordance with the terms of the framework resolution. The terms of the New Policy adhere to the terms of the framework resolution and of the Company's Compensation Policy.

1 As defined in Article 1(3) of the Companies Regulations (Transactions with Interested Parties), 5760-2000.

4.	In accordance with regulation 1C of the Mitigations Regulations: (a) relief pursuant to regulation 1 of the Mitigations Regulations shall not apply to the Company if one or more shareholders holding more than at least one percent of the issued capital or the voting rights of the Company, objects to the said mitigation, provided that such objection was delivered to the Company in writing no later than 14 from the date this announcement was filed; (b) in case an objection as aforesaid in subsection (a) above was submitted, the engagement in question shall be subject to approval in accordance with the provisions of section 273 or 275 of the Companies Law, 5759-1999, as the case may be.

Sincerely,

Israel Chemicals Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Executive Vice President and Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Vice President, General Counsel and Corporate Secretary

Date: October 14, 2015